Exhibit 99

AXCELIS TECHNOLOGIES, INC.

FACTORS AFFECTING FUTURE OPERATING RESULTS

From time to time, we may make forward-looking public statements, such as statements concerning our then expected future revenues or earnings or concerning projected plans, performance, contract procurement as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in press releases or informal statements made with the approval of an authorized executive officer. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

We wish to caution you not to place undue reliance on these forward-looking statements which speak only as of the date on which they are made. In addition, we wish to advise you that the factors listed below, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf.

Downturns in the semiconductor industry have had in the past, and may have in the future, a severe adverse effect on our sales and profitability.

Our business depends in significant part upon capital expenditures by semiconductor manufacturers, especially manufacturers that are opening new or expanding existing fabrication facilities. The level of capital expenditures by these manufacturers depends upon the current and anticipated market demand for semiconductors and the products utilizing them, the available manufacturing capacity in manufacturers' fabrication facilities, and the ability of manufacturers to increase productivity in existing facilities without incurring additional capital expenditures.

The semiconductor industry is highly cyclical and has experienced periodic downturns that have had a severe adverse impact on the semiconductor industry and on suppliers to the semiconductor industry, including us. The semiconductor industry has in the past experienced, and will likely experience in the future, periods of oversupply that result in significantly reduced demand for capital equipment, including our systems. When these periods occur, we will be adversely affected. For instance, semiconductor equipment manufacturers were affected by a severe downturn in the semiconductor industry in 1998, during which our net sales declined by $194.3 million, or 42.2%, from the prior year.

We anticipate that a significant portion of our new orders will depend upon demand from semiconductor manufacturers who build or expand fabrication facilities. If existing fabrication facilities are not expanded or new facilities are not built as rapidly as anticipated, demand for our systems may decline, and we may be unable to generate significant new orders for our systems, which would adversely affect our sales levels. In addition, the continued requirements for investments in engineering, research and development and marketing necessary to develop new products and to maintain extensive customer service and support capabilities limit our ability to reduce expenses during downturns in proportion to declining sales. Any future downturns or slowdowns in the semiconductor industry may cause the price of our common stock to decline.

If we fail to develop and introduce new or enhanced products and services for semiconductor manufacturers, we will not be able to compete effectively.

Rapid technological changes in semiconductor manufacturing processes require the semiconductor equipment industry to respond quickly to changing customer requirements. We believe that our future success will depend in part upon our ability to develop, manufacture and successfully introduce new systems and product lines with improved capabilities and to continue to enhance existing products, including products that process 300 millimeter wafers. Our ability to successfully develop, introduce and sell new and enhanced systems depends upon a variety of factors, including new product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. We cannot assure you that we will be successful in selecting, developing, manufacturing and marketing new products or in enhancing our existing products.

Due to the risks inherent in transitioning to new products, we will need to accurately forecast demand for new products while managing the transition from older products. Our inability to develop or meet the technical specifications of any of our new systems or enhancements to our existing systems or to manufacture and ship these systems or enhancements in volume in a timely manner could materially and adversely affect us.

If new products have reliability or quality problems, we may experience reduced orders, higher manufacturing costs, delays in acceptance and payment, and additional service and warranty expense. In the past, we have experienced some delays as well as reliability and quality problems in connection with new product introductions, resulting in some of these consequences.

We cannot assure you that we will successfully develop and manufacture new products or that our new products will be accepted in the marketplace. A failure to successfully introduce new products will have a material adverse effect on us.

We expect to continue to make significant investments in research and development. Future technologies, processes or product developments may render our current product offerings obsolete or we may not be able to develop and introduce new products or enhancements to existing products that satisfy customer needs in a timely manner or achieve market acceptance. The failure to do so could adversely affect us. If we are not successful in marketing and selling advanced processes or equipment to customers with whom we have formed long-term relationships, sales of our products to those customers could be adversely affected.

If we fail to compete successfully in the highly competitive semiconductor equipment industry, our sales and profitability will decline.

The market for semiconductor manufacturing equipment is highly competitive. We believe that, to remain competitive, we will require significant financial resources in order to offer a broad range of products, to maintain customer service and support centers worldwide and to invest in product and process research and development.

In the ion implantation market, we compete with a relatively small number of competitors. An acquisition of, or by, one of our competitors in the ion implant sector may result in a substantially strengthened competitor with greater financial, engineering, manufacturing, marketing and customer service and support resources than we have. Competitors with substantially greater financial resources than we have may be better positioned to successfully compete in the industry. In addition, there are smaller, emerging semiconductor equipment companies that provide innovative systems with technology that may have performance advantages over our systems.

Competitors are expected to continue to improve the design and performance of their existing products and processes and to introduce new products and processes with improved price and performance characteristics. If competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those sold or being developed by us, our ability to sell products to those manufacturers may be adversely affected. We cannot assure you that we will be able to compete successfully with our existing competitors or with new competitors.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from such customers could materially affect our sales.

Historically, we have sold a significant proportion of our products and services to a limited number of fabricators of semiconductor products. For example, in 2000, three of our customers, STMicroelectronics N.V., Texas Instruments Incorporated, and Motorola, Inc. accounted for 28.0% of our net sales, and our ten largest customers accounted for 56.3%. None of our customers has entered into a long-term agreement requiring it to purchase our products. Product sales to certain of our customers may decrease in the near future as those customers complete current purchasing requirements for new or expanded fabrication facilities. Although the composition of the group comprising our largest customers has varied from year to year, the loss of a significant customer or any reduction or delays in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic or competitive conditions in the semiconductor industry, could adversely affect us. The ongoing consolidation of semiconductor manufacturers may increase the adverse effect of losing a significant customer.

Our quarterly financial results may fluctuate significantly and may fall short of anticipated levels.

We derive most of our revenues from the sale of a relatively small number of expensive products to a small number of customers. The list prices on these products range from $150,000 to over $4.0 million. At our current sales level, each sale, or failure to make a sale, could have a material effect on us in a particular quarter. Our lengthy sales cycle, coupled with customers' competing capital budget considerations, make the timing of customer orders uneven and difficult to predict. In a given quarter, a number of factors can adversely affect our revenues and results, including changes in our product mix, increased fixed expenses per unit due to reductions in the number of products manufactured, and higher fixed costs due to increased levels of research and development and expansion of our worldwide sales and marketing organization.

In addition, our backlog at the beginning of a quarter typically does not include all orders required to achieve our sales objectives for that quarter and is not a reliable indicator of our future sales. As a result, our net sales and operating results for a quarter depend on our shipping orders as scheduled during that quarter as well as obtaining new orders for products to be shipped in that same quarter. Any delay in scheduled shipments or in shipments from new orders could materially and adversely affect us, which could cause our stock price to decline significantly. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

We are dependent upon our Japanese joint venture and Sumitomo for access to the Japanese semiconductor equipment market.

In 1982, we established our SEN joint venture with Sumitomo to provide us with additional manufacturing capacity for our ion implantation products and local access to the Japanese semiconductor equipment market. Under our arrangements with Sumitomo, our ion implantation products may be sold in Japan only through the joint venture. We receive our 50% proportionate share of the equity income or loss from SEN. As part of the joint venture arrangement, we have entered into a separate license agreement with SEN, last renewed in 1996, under which SEN is entitled to use our ion implantation technology in sales of ion implanters to semiconductor manufacturers in Japan. We receive substantial income from this license agreement. The license agreement expires on December 31, 2004 and is automatically renewable for successive five-year periods unless either party has provided one year's prior notice of termination. A substantial decline in SEN's sales and income from operations could have a material adverse effect on our net income.

We also have an arrangement with Sumitomo, outside the SEN joint venture, under which it is the exclusive distributor of our dry strip, photostabilization and rapid thermal processing products to semiconductor manufacturers in Japan. This distribution arrangement expires in 2002 and thereafter is renewable from year to year unless either party has given the other party six months prior written notice.

We are substantially dependent upon sales of our products and services to customers outside the United States.

Sales of our products and services to customers outside the United States, including exports from our U.S. facilities, accounted for approximately 49.4% , 53.5% and 69.4% of our net sales in 1998, 1999 and 2000, respectively. We anticipate that international sales will continue to account for a significant portion of our net sales. Because of our dependence upon international sales, we are subject to a number of factors, including:

  unexpected changes in laws or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes or export license requirements;
  difficulties in obtaining required export licenses;
  volatility in currency exchange rates;
  political and economic instability, particularly in Asia;
  difficulties in accounts receivable collections;
  extended payment terms beyond those customarily offered in the United States;
  difficulties in managing distributors or representatives outside the United States;
  difficulties in staffing and managing foreign subsidiary operations; and
  potentially adverse tax consequences.

Substantially all of our sales to date have been denominated in U.S. dollars. Our products become less price competitive in countries with currencies that are declining in value in comparison to the dollar. This could cause us to lose sales or force us to lower our prices, which would reduce our gross margins. If it becomes necessary for us to make sales denominated in foreign currencies, we will become more exposed to the risk of currency fluctuations. Our equity income and royalty income from SEN are denominated in Japanese yen.

We may not be able to maintain and expand our business if we are not able to retain, hire and integrate additional qualified personnel.

Our business depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Competition for such personnel is intense, particularly in the areas where we are based, including the Boston metropolitan area and the Rockville, Maryland area, as well as in Taiwan and Singapore. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop, manufacture and market our products and perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers, or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction, all of which could adversely affect us and cause the value of our common stock to decline.

Our dependence upon a limited number of suppliers for many components and sub-assemblies could result in increased costs or delays in manufacture and sales of our products.

We rely to a substantial extent on outside vendors to manufacture many of the components and subassemblies of our products. We obtain many of these components and subassemblies from either a sole source or a limited group of suppliers. Because of our reliance on outside vendors generally, and on a limited group of suppliers in particular, we may be unable to obtain an adequate supply of required components on a timely basis, on price and other terms acceptable to us, or at all.

In addition, we often quote prices to our customers and accept customer orders for our products prior to purchasing components and subassemblies from our suppliers. If our suppliers increase the cost of components or subassemblies, we may not have alternative sources of supply and may not be able to raise the price of our products to cover all or part of the increased cost of components.

The manufacture of some of these components and subassemblies is an extremely complex process and requires long lead times. As a result, we have in the past and may in the future experience delays or shortages. If we are unable to obtain adequate and timely deliveries of our required components or subassemblies, we may have to seek alternative sources of supply or manufacture these components internally. This could delay our ability to manufacture or to ship our systems on a timely basis, causing us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

Our historical financial information may not be representative of our results as a separate company.

Our combined financial statements for periods ending on or before June 30, 2000 have been carved out from the consolidated financial statements of Eaton Corporation using the historical bases of assets, liabilities and operating results of the semiconductor equipment operations business of Eaton that we comprised. Accordingly, our historical financial information for those periods does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses for those periods were allocated to our business based on Eaton's internal expense allocation methodology which charges these expenses to operating locations based both on net working capital, excluding short-term investments and short-term debt, and on property, plant and equipment - net. While we believe this allocation methodology is reasonable and allocated costs are representative of the operating expenses that would have been incurred had we operated on a stand-alone basis, such historical financial information is not necessarily indicative of what our financial position, operating results and cash flows will be in the future. We have not made adjustments to this historical financial information to reflect any significant changes that may occur in our cost structure and operations as a result of our separation from Eaton Corporation, including increased costs associated with being a publicly traded, stand-alone company.

In certain circumstances, we may need additional capital.

We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments and inventory and receivables management. We believe that our available cash and our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. We cannot assure you, however, that the underlying assumed levels of sales and expenses will prove to be accurate. In addition, in the future, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Future equity financings would be dilutive to the existing holders of our common stock. Moreover, we are restricted in raising substantial amounts of equity capital under our tax sharing and indemnification agreement with Eaton Corporation, as well as by market conditions. Future debt financings could involve restrictive covenants that may limit the manner in which we conduct our business.

We may incur costly litigation to protect our proprietary technology, and if unsuccessful, we may lose a valuable asset or experience reduced market share.

We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. Despite our efforts to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent their use of this technology. Our means of protecting our proprietary rights may not be adequate and our patents may not be sufficiently broad to prevent others from using technology that is similar to or the same as our technology. In addition, patents issued to us have been, or might be challenged, and might be invalidated or circumvented and any rights granted under our patents may not provide adequate protection to us. Our competitors may independently develop similar technology, duplicate features of our products or design around patents that may be issued to us. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce or defend our intellectual property rights.

On January 8, 2001, we filed a lawsuit against Applied Materials, Inc. in the United States District Court for the District of Massachusetts. The complaint alleges that Applied's medium current/high energy ion implanter machine infringes our patent for ion implantation equipment using radio frequency linear accelerator technology. We have also alleged that Applied unlawfully interfered with our existing and future contracts. On January 18, 2001, we filed a motion for a preliminary injunction, asking the court to stop Applied from manufacturing, selling or offering to sell its medium current/high energy ion implanter machine and to order Applied to remove all of our patented technology from implanters that Applied may have placed in chipmakers' plants for process development trials.

While we believe our claims are meritorious and intend to pursue this matters vigorously, there can be no assurance of a favorable outcome.

We might face intellectual property infringement claims or patent disputes that may be costly to resolve and, if resolved against us, could be very costly to us and prevent us from making and selling our systems.

From time to time, claims and proceedings have been or may be asserted against us relative to patent validity or infringement matters. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of our management. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek costly licenses from third parties and prevent us from manufacturing and selling our systems. Any of these situations could have a material adverse effect on us and cause the value of our common stock to decline.

Risks Related to our Agreements with Eaton Corporation

Prior to our initial public offering, we entered into a number of agreements with Eaton Corporation. These agreements were negotiated at a time when we were a wholly-owned subsidiary of Eaton Corporation and therefore may not have the same terms that such agreements would have had if they had been negotiated in an arm's length transaction.

Covenants and Payables in Favor of Eaton Corporation. Our agreements with Eaton restrict our operations and obligate us to make payments to Eaton in certain situations, including:

  The Tax Sharing and Indemnification Agreement makes us liable to Eaton for our allocable share of taxes arising for all period beginning after December 31, 1999 through December 29, 2000.
  Until December 29, 2002, without Eaton's consent, we may not liquidate, merge or consolidate with any person, or enter into any transaction or make any change in our equity structure that might cause Eaton's distribution of our stock to be treated as part of a plan pursuant to which one or more persons acquire a 50-percent or greater interest in our stock.
  We have agreed not to solicit or recruit employees of Eaton without Eaton's consent until December 29, 2002.

Transitional Services. We are currently using Eaton to provide all or a portion of the following services, including:

  voice and data transmission and other data related operations;
  accounts receivable, accounts payable, fixed assets, payroll, general accounting and financial accounting consolidation;
  cash management;
  human resources;
  tax
  legal; and
  real estate.

Our transitional services agreements with Eaton will generally terminate not later than December 31, 2001. We are in the process of engaging our own personnel and creating or acquiring our own processes, services and systems to replace some of the services and systems provided to us by Eaton. In order to successfully implement these services without Eaton's assistance, we must be able to attract and retain a significant number of highly skilled employees.

Although Eaton is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were part of Eaton or on which we could provide the services for ourselves. Moreover, the cost of obtaining such services from Eaton may exceed the cost at which we could provide such services for ourselves with our own personnel and creating or acquiring our own processes, services and systems.

Conflicts under Eaton Agreements and Otherwise. Conflicts may arise under our agreements with Eaton Corporation and other interests of Axcelis and Eaton may differ from time to time. We have agreed to submit all disputes under the agreements with Eaton to binding arbitration, following non-binding mediation, unless the failure to initiate litigation would cause serious and irreparable injury to one of us or others. Three of our directors are also directors of Eaton Corporation and one, Alexander M. Cutler, is also an executive officer of Eaton. Our directors who are also directors of Eaton will have obligations to both companies and may have conflicts of interest with respect to matters that could have different implications for Eaton and us.